July 9, 2019

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
Diamondback Energy, Inc. (the “Registrant”), Diamondback O&G LLC, Diamondback E&P LLC, Energen Corporation, Energen Resources Corporation and EGN Services, Inc. (“Co-Registrants” and, together with the Registrant, the “Registrants”)

Registration Statement on Form S-4, as amended
File No. 333-230446

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-230446), filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on March 22, 2019, as amended by Amendment No. 1 filed with the Commission on July 3, 2019 (the “Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrants respectfully request that the effective date for the Registration Statement be accelerated to July 11, 2019 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (432) 247-6229 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

Diamondback Energy, Inc.

/s/ Matthew Zmigrosky
Matthew Zmigrosky
Executive Vice President, General Counsel and Secretary

Diamondback O&G LLC

/s/ Matthew Zmigrosky
Executive Vice President, General Counsel and Secretary

Diamondback E&P LLC

/s/ Matthew Zmigrosky
Executive Vice President, General Counsel and Secretary

Energen Corporation

/s/ Matthew Zmigrosky
Executive Vice President, General Counsel and Secretary

Energen Resources Corporation

/s/ Matthew Zmigrosky
Executive Vice President, General Counsel and Secretary

EGN Services, Inc.

/s/ Matthew Zmigrosky
Executive Vice President, General Counsel and Secretary

cc:    Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP